
Bionomics
Limited

27 May 2005


SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH. D.C.
209
SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


05008707

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

82-34682


Bionomics Limited


RECEIVED
JUN 0 6 2005

27 May 2005

[ ]
[*name and address of shareholder*]
[ ]

Dear Shareholder

EXTRAORDINARY GENERAL MEETING

I am pleased to invite you to attend an Extraordinary General Meeting of Bionomics Limited to be held at 10:00am (Adelaide time) on Monday, 27 June 2005, at 31 Dalgleish Street, Thebarton, South Australia 5031.

Proposed Iliad acquisition and private placement

On 25 May 2005, Bionomics announced that:

- it had reached agreement with the shareholders of Iliad Chemicals Pty Ltd ("**Iliad**") to acquire 100% of the shares in Iliad; and
- it intended to undertake a capital raising of A$6 million by way of a private placement.

The Board believes that the acquisition of Iliad is an important step towards Bionomics' aspirations of growing to a market cap of A$200 million by 2008. The Board believes that the acquisition will provide Bionomics with additional and more advanced series of potential drug candidates, thereby fast-tracking Bionomics' internal development programmes. The addition of Iliad's chemistry expertise and the preclinical development capabilities of recently acquired Neurofit, means that Bionomics will have an integrated product development process which the Board believes can rapidly generate high quality drug candidates. Bionomics expects to be able to identify and validate targets, create molecular leads and evaluate them for their ability to target the blood vessels associated with cancer. In addition, Bionomics also expects to be able to both create new molecules and evaluate existing molecules for their potential in treating various neurological diseases.

The combined entity will have the potential to create partnerships through a number of avenues including licensing access to the chemistry or discovery platforms, through drug discovery partnerships and by licensing out validated targets and/or lead compounds.

The Board also believes that the private placement is an essential step in the growth strategy referred to above. The funds raised will be used to fast-track Bionomics' internal development programmes, including the cancer and Multiple Sclerosis programs to be acquired in the Iliad acquisition. The funds raised will also permit the continued pursuit of in-licensing and acquisition opportunities within Bionomics' core areas and enable Bionomics to progress its internal development programs to an appropriate stage for partnering. The Iliad acquisition is conditional on the private placement proceeding.

Bionomics is seeking certain approvals from its shareholders as set out in the enclosed Notice of Meeting for the purposes of the Iliad acquisition and the proposed placement.

An Explanatory Memorandum is also enclosed. Part A of the Explanatory Memorandum sets out the key aspects of the proposed Iliad acquisition and private placement and

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au
Web Address www.bionomics.com.au **ABN** 53 075 582 740

provides further information in relation to Resolutions 1 to 5 (relating to the proposed Iliad acquisition and private placement) to be considered at the meeting.

The Board has appointed an independent expert, Aoris Nova Pty Ltd, to provide an independent expert's report advising whether, in the expert's opinion, the proposed Iliad acquisition is fair and reasonable to non-associated shareholders of Bionomics.

In summary, in the opinion of the independent expert, having regard to the independent expert's estimation of the value of Iliad and the advantages and disadvantages of the proposed acquisition to Bionomics' shareholders, the proposed Iliad acquisition is fair and reasonable to non-associated shareholders of Bionomics. The Report of Aoris Nova Pty Ltd is set out in the Explanatory Memorandum and should be read in full by shareholders.

After considering the Iliad acquisition proposal in detail, and having regard to the report of Aoris Nova Pty Ltd, the Board considers that the acquisition of Iliad is fair and reasonable to non-associated shareholders of Bionomics and recommends that shareholders vote in favour of the Resolutions.

The reasons for the Board's recommendation are set out in detail in the accompanying Explanatory Memorandum.

Proposed issue of options to the Chairman, Dr Peter Jonson

Shareholder approval is also sought at this meeting for the proposed issue of share options to me, Dr Peter Jonson, as the Chairman of the Board and a non-executive director of the Company. This motion was not considered at the last Annual General Meeting of Bionomics as the Notice of Meeting had been despatched by the time my appointment was announced. It was, however, always intended that these options would be considered at the next meeting of shareholders.

Part B of the Explanatory Memorandum sets out the key aspects of the proposed option issue and provides further information in relation to Resolution 6 (relating to the proposed option issue) to be considered at the meeting.

General

Shareholders should note that the proposed Iliad acquisition and private placement, are independent of, and not in any way conditional on or linked to, the proposed issue of options to me.

I encourage you to read the Explanatory Memorandum carefully and in full and vote on the Resolutions to be considered at the meeting.

If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned in the envelope provided, or faxed to our Share Registry on (08) 8236 2305 so that it is received by 10:00am (Adelaide time) on Saturday, 25 June 2005.

I look forward to your attendance at the meeting.

Yours sincerely



Peter Jonson
Chairman


Bionomics
Limited

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of Bionomics Limited ("**the Company**") will be held at 31 Dalgleish Street, Thebarton, South Australia, 5031 at 10:00am (Adelaide time) on Monday, 27 June 2005 to transact the business set out below.

Members should refer to the accompanying Explanatory Memorandum for further information concerning the business to be transacted at this meeting.

RESOLUTIONS FOR PURPOSE OF ILIAD CHEMICALS ACQUISITION

1. *Resolution 1: ASX Listing Rule 7.1 –shares issued as part of Iliad acquisition*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, the issue of up to a maximum number of 16,817,694 fully paid ordinary shares in the Company in consideration for the acquisition of Iliad Chemicals Pty Ltd by the Company, as described in the Explanatory Memorandum, be approved.

Refer to Sections A.1 to A.3 (inclusive), A.6 and A.7(a) of the Explanatory Memorandum for further information regarding this Resolution.

2. *Resolution 2: Item 7 of Section 611 of Corporations Act – shares issued to Start-up Australia Ventures as part of Iliad transaction and private placement*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, for the purposes of item 7 of section 611 of the Corporations Act 2001 (Cth), the acquisition by Start-up Australia Ventures Pty Ltd of up to 31.45% of the voting power in the Company as a result of the issue of up to a maximum number of 61,184,551 fully paid ordinary shares in the Company to Start-up Australia Ventures Pty Ltd as a result of up to a maximum of 37,727,761 shares issued in connection with the acquisition of Iliad Chemicals Pty Ltd by the Company and 14,074,074 shares and 9,382,716 share options issued under the private placement and assuming all of these share options are converted into shares in the Company, as described in the Explanatory Memorandum, be approved.

Refer to Sections A.1 to A.3 (inclusive), A.6 and A.7(b) of the Explanatory Memorandum for further information regarding this Resolution.

RESOLUTIONS TO APPROVE CAPITAL RAISING

3. *Resolution 3: ASX Listing Rule 7.1 – shares issued under private placement*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, the issue of 30,055,426 fully paid ordinary shares in the Company for the purposes of undertaking a private placement as described in the Explanatory Memorandum, be approved.

Refer to Sections A.1(b) and A.7(c) of the Explanatory Memorandum for further information regarding this Resolution.

4. *Resolution 4: ASX Listing Rule 7.1 – options issued under private placement*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 7.1, the issue of 20,036,952 share options in the Company for the purposes of undertaking a private placement as described in the Explanatory Memorandum, be approved.

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au
Web Address www.bionomics.com.au **ABN** 53 075 582 740

Refer to Sections A.1(b) and A.7(d) of the Explanatory Memorandum for further information regarding this Resolution.

5. *Resolution 5: ASX Listing Rule 10.11 – securities issued to Dr George Morstyn under private placement*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of ASX Listing Rule 10.11, the issue of 370,500 fully paid ordinary shares and 247,000 share options in the Company to Dr George Morstyn for the purposes of undertaking a private placement as described in the Explanatory Memorandum, be approved.

Refer to Sections A.1(b) and A.7(e) of the Explanatory Memorandum for further information regarding this Resolution.

RESOLUTION TO APPROVE ISSUE OF OPTIONS

6. Resolution 6: ASX *Listing Rule 10.14 – proposed issue of options to Chairman*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purpose of ASX Listing Rule 10.14, the proposed issue to Dr Peter Jonson of 1,000,000 share options in the Company pursuant to the Bionomics Limited Employee Share Option Plan, as described in the Explanatory Memorandum, be approved.

Refer to Section B of the Explanatory Memorandum for further information regarding this Resolution.

CONDITIONS

Resolutions 1 to 5 (inclusive) are conditional on the passing of each of Resolutions 1 to 5 (inclusive).

Resolution 6 is not conditional on the passing of any of the other Resolutions.

VOTING EXCLUSION STATEMENT

1. In relation to Resolutions 1, 3 and 4, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a person who may participate in the issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed and any of their associates.

   Despite the foregoing, the Company is not required to disregard a vote in relation to Resolutions 1, 3 and 4 if (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. In relation to Resolution 2, in accordance with item 7 of section 611 of the Corporations Act 2001 (Cth), the Company will disregard any votes cast on the resolutions by or on behalf of:

   - the person proposing to make the acquisition and their associates; and
   - the persons (if any) from whom the acquisition is to be made and their associates.

3. In relation to Resolution 5, in accordance with Listing Rule 14.11 of the ASX Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a person who is to receive securities in relation to the Company and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed and any of their associates.

Despite the foregoing, the Company is not required to disregard a vote in relation to Resolution 5 if (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. In relation to Resolution 6, in accordance with Listing Rule 14.11 of the Australian Stock Exchange Limited Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a Director of the Company and any of his associates.

   Despite the foregoing, the Company is not required to disregard a vote in relation to Resolution 6 if (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES AND CORPORATE REPRESENTATIVES

A member who is entitled to vote at this meeting may appoint a proxy who need not be a member of the Company. For the convenience of members a proxy appointment form is enclosed. A member who is entitled to cast more than one vote may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

In order to be valid the proxy form must be received by the Company at the address or facsimile number specified below, along with any power of attorney or certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney), by no later than 48 hours before the General Meeting (i.e., *by no later than 10:00am (Adelaide time), Saturday, 25 June 2005*):

Bionomics Limited
c/- Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
ADELAIDE SA 5000

or

Bionomics Limited
c/- Computershare Investor Services Pty Ltd
GPO Box 1903
ADELAIDE SA 5001

***or** facsimile: (08) 8236 2305.*

A member who is a body corporate may appoint an individual as a representative to exercise the member's voting rights at the General Meeting pursuant to section 250D of the Corporations Act. Representatives will be required to present documentary evidence of their appointment on the day of the meeting.

DETERMINATION OF ENTITLEMENT TO ATTEND AND VOTE

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7:00pm (Adelaide time) on Saturday, 25 June 2005 will be taken, for the purpose of the General Meeting, to be held by the persons who held them at that time.

By order of the Board

Jill Mashado
Company Secretary

Adelaide, 27 May 2005

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82-34682



Bionomics
Limited

EXPLANATORY MEMORANDUM FOR GENERAL MEETING

This Explanatory Memorandum has been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of General Meeting dated 27 May 2005.

CONTENTS

This Explanatory Memorandum contains the following sections:

Shareholders should read this Explanatory Memorandum in full (including, in relation to the proposed Iliad acquisition and private placement, the Independent Expert's Report in Section 8) to assist shareholders with their decision as to how to vote on the Resolutions.

Shareholders should note that Resolutions 1 to 5, relating to the proposed Iliad acquisition and private placement, are independent of, and not in any way conditional on or linked to, Resolution 6, relating to the proposed issue of options to the Chairman, Dr Peter Jonson.

A. PROPOSED ILIAD ACQUISITION AND PRIVATE PLACEMENT – RESOLUTIONS 1 to 5

1. INTRODUCTION

(a) Iliad acquisition

On 25 May 2005, the Company announced that it had reached agreement with the shareholders of Iliad Chemicals Pty Ltd (ACN 099 125 612) ("**Iliad**") to acquire 100% of the shares in Iliad.

In consideration for the sale of their shares in Iliad to the Company, the shareholders of Iliad will be issued with shares in the Company. The Company, Iliad and the shareholders of Iliad have entered into a Share Sale and Purchase Agreement dated 26 April 2005 in relation to the sale of the shares in Iliad to the Company.

The principal terms of the agreement are set out in Section 3 below.

Given the maximum number of shares in the Company that may be issued pursuant to the acquisition of Iliad, approval of the Company's shareholders will be required under ASX Listing Rule 7.1 as well as for the purpose of Item 7 in section 611 of the *Corporations* Act. Refer to Section 7 below for further information in this regard.

Shareholders should read this Explanatory Memorandum in full (including the Independent Expert's Report set out in Section 8) for further information regarding the Iliad acquisition to assist shareholders with their decision as to how to vote on Resolutions 1 to 5 (inclusive).

(b) Capital Raising

On 25 May 2005, the Company also announced its intention to undertake a capital raising. If Resolutions 1 to 5 are approved, the Company proposes to undertake a capital raising by way of private placement of A$6 million. Under the terms of the private placement, for each three (3) shares in the Company issued to a participant in the placement, two (2) share options in the Company will also be issued to that participant. Sections 7(c) and (d) set out further information regarding the terms of issue of the shares and share options under the placement.

Given the size of, and participants in, the proposed capital raising, shareholder approvals will be required under ASX Listing Rules 7.1 and 10.11. Refer to Sections 7(c), (d) and (e) for further information in this regard.

The Company proposes to complete the capital raising shortly after this meeting, conditional on the passing of each of Resolutions 1 to 5 (inclusive).

(c) Independent Expert's Opinion

The Independent Expert's Report prepared by Aoris Nova Pty Ltd provides an opinion as to whether the proposed Iliad acquisition is fair and reasonable to non-associated shareholders of the Company.

In summary, in the opinion of the Independent Expert, having regard to the Independent Expert's estimation of the value of Iliad and the advantages and disadvantages of the proposed acquisition to the Company's shareholders, the proposed Iliad acquisition is fair and reasonable to non-associated shareholders of the Company.

This opinion should be read in conjunction with, and shareholders should read in full, the Independent Expert Report in Section 8, which sets out the assumptions and qualifications of the Independent Expert in preparing the Report.

2. ILIAD CHEMICALS PTY LTD

Iliad's business is to use its proprietary technology platform to develop novel compounds with high potency and drug-like characteristics. Iliad's business model involves internal drug discovery, in-licence drug discovery and collaboration.

The business activities of the Company and Iliad are similar and complementary. The Company's focus relates to the areas of the central nervous system ("**CNS**") and cancer, as does Iliad's.

Iliad has a series of molecules that target blood vessels involved in tumours that have demonstrated efficacy in an animal model and is expected to lead to drug candidates and the commencement of clinical trials in 2007. The combination of the Company's expertise in targeting angiogenesis and growth of new blood vessels and Iliad's molecules targeting existing blood vessels is expected by the Company to result in a comprehensive and complementary approach to develop new cancer treatments.

Multiple sclerosis (MS) lead candidates are being developed by Iliad in collaboration with Walter and Eliza Hall Institute. The focus of the development work is on compounds which block potassium ion channels, a different target to other MS drugs attracting some international controversy of late and synergistic with the Company's CNS work with its ionX® discovery platform.

The current shareholders of Iliad are as follows:

• Start-Up Australia Ventures Pty Limited (as managing partner of the BioVentures Australia Partnership)	1,500,000 (Convertible preference shares)
• The Australian National University	300,000 (Ordinary shares)
• Dr Bernard Flynn	300,000 (Ordinary shares)

Further information concerning Iliad is set out in the Independent Expert's Report in Section 8 below and can be obtained from www.iliad.com.au.

3. ILIAD SHARE SALE AND PURCHASE AGREEMENT

The principal terms of the Share Sale and Purchase Agreement are as follows:

(a) subject to certain conditions precedent being satisfied, the Company will acquire all of the shares in Iliad from Iliad's shareholders being Start-up Australia Ventures Pty Ltd, Australian National University and Dr Bernard Flynn ("**Vendors**");

(b) the liability of the Vendors under the agreement is joint and several;

(c) the conditions precedent to completion of the sale of shares (which may be waived by the Company) are as follows:

- all approvals, consents and other authorisations required in relation to the sale of Iliad shares or the issue of the Company's shares being obtained and being in full force and effect;
- Dr Bernard Flynn entering into an employment agreement with the Company on terms satisfactory to the Company;

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- there being no material adverse change in Iliad's business from 8 March 2005 until the completion of the share sale in the opinion of the Company, including without limitation, with respect to Iliad's financial status and/or its future prospects;

- the Company not becoming aware of a material breach of any of the warranties given by the Vendors;

- the Intellectual Property Office of New Zealand accepting certain amendments to an Iliad New Zealand patent application;

- the Company completing a capital raising by way of private placement (and the Company having obtained all necessary regulatory and shareholder approvals for that placement);

- the Company receiving applications for shares in the Company by the Vendors and their nominees, including undertakings as to any restriction requirements required by ASX; and

- the Company receiving satisfactory evidence that all of the options in Iliad issued pursuant to Iliad's employee share option plan have been, or will at completion of the sale be, cancelled;

(d) the purchase price payable to the Vendors and their nominees for the Iliad shares is A$9,000,000 payable by the issue of 40,909,091 fully paid ordinary shares in the Company at a price of A$0.22 per share and these shares will be issued on completion of the sale. The Vendors have elected to nominate Iliad employees who are optionholders under the Iliad employee share option plan (and who will have their options cancelled as a condition precedent to the Iliad share sale transaction – refer to the last dot point in paragraph (c) above) as recipients of some of the purchase price shares as set out in the table below:

Recipient of Shares	**No. of Shares**
Start-up Australia Ventures Pty Limited as managing partner of the BioVentures Australia Partnership	28,514,003
Australian National University	5,702,801
Bernard Flynn	5,950,172
Damian Grobelny	247,371
Chinh Bui	123,686
Gurmit Gill	123,686
Jason Chaplin	123,686
Dharam Paul	123,686
TOTAL	40,909,091

(e) each of the Vendors will be subject to certain restrictions on transfer of the shares in the Company issued to them under the agreement. Each Vendor will be restricted from dealing with their shares issued to them under the Share Sale and Purchase Agreement as follows:

- each Vendor will be restricted from disposing of, creating any security interest in or doing or omitting to do any act if the act or omission would have the effect of transferring ownership or control of the shares issued under the agreement;
- the restriction will apply for a period of 12 months from the date of the issue of the shares; and
- each Vendor has agreed to the application of a holding lock in respect of the shares to give effect to the restriction arrangements;

(f) if permitted under the Corporations Act, within 5 days after completion of the sale, the Company is obliged to issue a "cleansing statement" (under section 708A of the Corporations Act) to the ASX advising that the 40,909,091 shares were issued without disclosure to the recipients of those shares under Part 6D.2 of the Corporations Act;

(g) subject to paragraph (h) below, a bonus payment of 13,636,364 fully paid ordinary shares in the Company at a price of A$0.22 per share will be made to the Vendors and their nominees (being the Iliad employee optionholders as noted in paragraph (d) above) as set out in the "Alternative 1" table below if, within 5 years from the date of this meeting, a drug candidate developed from an existing Iliad program either:

- enters Phase 1 clinical trial in humans, as evidenced by the commencement of Phase 1 clinical trials in accordance with relevant statutory and regulatory requirements; or
- is commercialised with an unrelated third party, as evidenced by the execution of definitive agreements by the Company (or a related body corporate of the Company) relating to a licence, assignment or option in respect of such a drug candidate, for further development and/or commercialisation by the unrelated third party.

ALTERNATIVE 1

Recipient of Shares	**No. of Shares**
Start-up Australia Ventures Pty Limited (as managing partner of the BioVentures Australia Partnership)	9,213,758
Australian National University	1,842,752
Bernard Flynn	2,027,027
Damian Grobelny	184,275
Chinh Bui	92,138
Gurmit Gill	92,138
Jason Chaplin	92,138
Dharam Paul	92,138
TOTAL	13,636,364

(h) the Company may elect to make the bonus payment by issuing 13,083,537 shares in the Company to the Vendors and paying A$121,621.94 to the Vendor's nominees, as set out in the "Alternative 2" table below:

ALTERNATIVE 2

Recipient	No. of Shares or Amount of Cash
Start-up Australia Ventures Pty Limited (as managing partner of the BioVentures Australia Partnership)	9,213,758 shares
Australian National University	1,842,752 shares
Bernard Flynn	2,027,027 shares
Damian Grobelny	A$40,540.50
Chinh Bui	A$20,270.36
Gurmit Gill	A$20,270.36
Jason Chaplin	A$20,270.36
Dharam Paul	A$20,270.36

(i) if permitted under the Corporations Act, within 5 days after the issue of the bonus shares, the Company is obliged to issue a notice under section 708A of the Corporations Act to the ASX advising that the bonus shares were issued without disclosure to the recipients of those shares under Part 6D.2 of the Corporations Act;

(j) Iliad's employees will participate in the Company's employee share and option plans on the same basis as other Company employees;

(k) the current chairman of directors of Iliad, Dr George Jessup, will be invited to join the Board of the Company. Dr Jessup will participate in the private placement. Refer to Section 7(b)(vii) for further information relating to Dr George Jessup;

(l) the Vendors jointly and severally provide warranties regarding the shares in Iliad and the assets and liabilities of Iliad;

(m) the Vendors agree to indemnify the Company in respect of loss or damage suffered by the Company or Iliad in relation to, amongst other things, breach of a warranty given by the Vendors or a breach of the agreement. This indemnity does not apply in certain circumstances including if the Company makes a claim after the Company ceases to own or control Iliad; and

(n) Start-Up Australia Ventures Pty Ltd (as managing partner of the BioVentures Australia Partnership) and Dr Bernard Flynn agree not to be involved, directly or indirectly, in a business in competition with the Company for a period of up to 3 years following completion of the sale. In particular, this applies to:

- any use of Iliad's Multicore® technology or any part of it; or
- any discovery or development of therapeutic products that target or modulate tubulin and/or potassium channels and/or their activity.

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4. VOTING POWER

If Resolutions 1 to 5 (inclusive) are passed, the Iliad acquisition shares and the placement shares are issued, and placement share options issued and exercised, the distribution of voting power in the Company will change. The following table indicates the effect on voting power in the Company of the Iliad acquisition and the capital raising (assuming that none of the options which have been issued by the Company are exercised, excluding the placement share options):

Column 1 Shareholder	Column 2 Present Voting Power	Column 3 Maximum potential Voting Power* after placement issue (assuming no placement share options exercised)	Column 4 Maximum potential Voting Power* after placement issue (assuming all placement share options exercised)	Column 5 Maximum potential Voting Power* after Iliad acquisition** and placement (assuming no placement share options exercised) **	Column 6 Maximum potential Voting Power* after Iliad acquisition** and placement (assuming all placement share options exercised)
Existing Company shareholders	100%	59.66%	47.01%	39.92%	33.83%
Start-up Australia Ventures Pty Ltd	Nil	12.76%	16.76%	31.42%	31.45%
The Australian National University ^	Nil	6.71%	8.82%	9.07%	10.23%
Dr Bernard Flynn	Nil	Nil	Nil	4.84%	4.10%
Nominees of Vendors (being Iliad employee optionholders)***	Nil	Nil	Nil	0.79%	0.67%
Other capital raising participants	Nil	20.87%	27.41%	13.96%	19.72%

* As determined in accordance with section 610 of the Corporations Act.

** Assuming that the maximum number of shares comprising the bonus payment under the Share Sale and Purchase Agreement are issued (that is, if Alternative 1 as described in Section 3(g) rather than Alternative 2 as described in Section 3(h) is implemented).

*** That is, Damian Grobelny, Chinh Bui, Gurmit Gill, Jason Chaplin and Dharam Paul.

^ A related party of The Australian National University is to participate in the placement.

5. KEY EMPLOYEES

Under the terms of the Share Sale and Purchase Agreement, Dr Bernard Flynn agrees to enter into a contract of employment with the Company on completion of the share sale. Dr Flynn will join the Company's senior management team as Vice President Chemistry.

Dr Flynn is a distinguished medicinal chemist at the Victorian College of Pharmacy and the developer of Iliad's technologies. Dr Flynn's research areas are transition metal mediated chemistry (especially palladium and chromium), diversity-oriented synthesis, tubulin polymerisation inhibitors, tandem reaction processes, asymmetric synthesis and natural product synthesis. Dr Flynn has an *impressive number of peer review publications. Recognition of Dr Flynn's work in the industry has* led to him being awarded the Biota Award for Medicinal Chemistry (1998) and the Young Tall Poppy Award (2003).

The other employees of Iliad as at the date of the acquisition will remain employees of Iliad rather than being employed by the Company. However, those employees (and Dr Flynn) will be entitled to participate in the Company's employee and share option plans.

6. REASONS FOR THE ILIAD ACQUISITION AND PRIVATE PLACEMENT, AND RISKS, ADVANTAGES AND DISADVANTAGES OF, THE ILIAD ACQUISITION

(a) Reasons for the Iliad Acquisition and Private Placement

Iliad acquisition

The Directors have previously outlined their aspirations of growing the Company to a market cap of A$200 million by 2008. This accelerated development strategy has four elements:

- firstly, a fast-tracking of the Company's internal development programmes;
- secondly, the pursuit of a targeted in-licensing strategy, focussing on Phase I/II compounds in the Company's core areas of CNS and cancer;
- thirdly, partnering, which will be a cornerstone for the Company's strategy in order to take the Company's products to market; and
- fourthly, the continued pursuit of acquisition opportunities within the Company's core areas. The Company announced its first acquisition at the end of 2004 when the Company agreed to acquire a French CNS business called Neurofit.

The Directors believe that the acquisition of Iliad is an important step in this strategy, which the Directors believe will provide the Company with additional and more advanced series of potential drug candidates, thereby fast-tracking the Company's internal development programmes. The addition of Iliad's chemistry expertise and the preclinical development capabilities of recently acquired Neurofit, means that the Company will have an integrated product development process which the Directors believe can rapidly generate high quality drug candidates. The Company expects to be able to identify and validate targets, create molecular leads and evaluate them for their ability to target the blood vessels associated with cancer. In addition, the Company also expects to be able to both create new molecules and evaluate existing molecules for their potential in treating various neurological diseases.

The Directors also believe that the combined entity will have the potential to create partnerships through a number of avenues including licensing access to the chemistry or discovery platforms, through drug discovery partnerships and by licensing out validated targets and/or lead compounds.

Private Placement

The Directors believe that the private placement is an essential step in the growth strategy outlined above. The funds raised will be used to fast-track the Company's internal development programmes, including the cancer and MS programs to be acquired in the Iliad acquisition. The funds raised will also permit the continued pursuit of in-licensing and acquisition opportunities within the Company's core areas and enable the Company to progress its internal development programs.

(b) Risks, Advantages and Disadvantages of the Iliad Acquisition

The Independent Expert's Report in Section 8 sets out likely advantages and disadvantages of and risks associated with the proposed Iliad acquisition.

7. INFORMATION RELEVANT TO EACH OF RESOLUTIONS 1 to 5 (inclusive)

(a) Resolution 1: ASX Listing Rule 7.1 – Iliad acquisition

Resolution 1 contained in the Notice of General Meeting is being put before shareholders for the purpose of ASX Listing Rule 7.1.

Broadly speaking, ASX Listing Rule 7.1 provides that a listed company may issue or agree to issue in aggregate up to 15% of its fully paid ordinary shares within a 12-month period without shareholder approval. ASX Listing Rule 7.3 sets out the information that must be included in the Notice of Meeting when seeking approval of shareholders under ASX Listing Rule 7.1.

Some of the shares issued as part of the Iliad acquisition are excluded from this Listing Rule 7.1 approval. ASX Listing Rule 7.2, Exception 16 provides that Listing Rule 7.1 does not apply to an issue of securities approved for the purposes of Item 7 of Section 611 of the Corporations Act. Under Resolution 2, the shares to be issued to Start-up Australia Ventures Pty Limited (as managing partner of the BioVentures Australia Partnership) ("**Start-up**") for the purposes of the Iliad acquisition are approved for the purposes of Item 7 of Section 611 of the Corporations Act. Accordingly, the shares which may be issued to Start-up as part of the Iliad acquisition are excluded from this Listing Rule 7.1 approval.

The following information is provided for the purposes of ASX Listing Rule 7.3:

(i) the maximum number of shares in the Company that will be issued for the purposes of Resolution 1 will be 16,817,694 being:

- 12,395,088 purchase price shares (that is, 40,909,091 shares minus 28,514,003 purchase price shares to be issued to Start-up – refer paragraph (b) below regarding Resolution 2 for further information); and

- 4,422,606 bonus shares (that is, 13,636,364 shares minus 9,213,758 bonus shares to be issued to Start-up – refer paragraph (b) below regarding Resolution 2 for further information);

(ii) the Company will issue the shares in two tranches:

- the first tranche of 12,395,088 shares will be issued at completion of the Iliad acquisition and in any event within 3 months of the date of this meeting; and

- the second tranche of up to 4,422,606 shares will be issued only if a drug candidate developed from an existing Iliad program enters Phase 1 clinical trial for humans or is commercialised with an unrelated third party, and only if either of these events occurs by no later than 5 years after the date of this meeting.

  The Company has obtained a waiver of Listing Rule 7.3.2 from ASX to permit the Company to issue the 4,422,606 shares later than 3 months after the date of this meeting. The waiver is subject to the Company making certain disclosures in this Notice of Meeting (refer Section 3(g)) and outlining in reasonable detail in its annual reports the number of bonus payment shares that have been issued in the relevant period and may be issued in the future;

(iii) the issue price of the shares will be A$0.22 per share;

(iv) the allottees of the shares will be as set out in Sections 3(d) and (g) (other than Start-up – refer paragraph (b) below regarding Resolution 2);

(v) the shares will have the same rights as ordinary shares in the capital of the Company as provided by the Company's constitution;

(vi) the shares are issued not to raise funds but rather as part of the consideration in the Iliad acquisition. The acquisition is undertaken for the reasons set out in Section 6;

(vii) the dates of allotment of the shares are described in paragraph (ii) above; and

(viii) the voting exclusion statement in respect of Resolution 1 is set out in the Notice of Meeting.

(b) Resolution 2: Item 7 of Section 611 of Corporations Act – Acquisition Approval

Resolution 2 contained in the Notice of General Meeting is being put before shareholders for the purpose of Item 7 in section 611 of the Corporations Act.

Section 606 of the Corporations Act prohibits a person obtaining an interest in more than 20% of the issued voting shares in a company, without the approval of shareholders as permitted by section 611 (see below).

Following the issue to Start-up Australia Ventures Pty Ltd (as managing partner of the BioVentures Australia Partnership) ("**Start-up**") of:

- shares in the Company pursuant to the placement (but excluding any shares issued to Start-up as a result of Start-up converting its placement share options) and the Share Sale and Purchase Agreement, Start-up may hold up to 31.42% of the issued shares in the Company. Refer to Column 5 in the table set out in Section 4 above for further information; and

- shares and share options in the Company pursuant to the placement (assuming that Start-up converts all of its placement share options to shares in the Company), and shares in the Company pursuant to the Share Sale and Purchase Agreement, Start-up may hold up to 31.45% of the issued shares in the Company. Refer to Column 6 in the table set out in Section 4 above for further information.

Section 611, Item 7 of the Corporations Act provides an exemption from section 606 of the Corporations Act if approval is obtained from those shareholders who are permitted to vote on the resolution. ASIC Policy Statement 74 and the Corporations Act require that certain information be provided to shareholders in relation to an acquisition agreed to by shareholders, for example under Item 7 of section 611.

In accordance with those information requirements, the following information is provided to the Company's shareholders:

(i) Start-up will be the entity acquiring the relevant Company shares and share options. Start-up is a venture capital firm with investments including Alchemia Limited, EvoGenix Pty Ltd, Kinacia Pty Ltd, Mimetica Pty Ltd, Promics Pty Ltd, Protagonist Pty Ltd, Technico Pty Ltd, Cortical Pty Ltd, Replikun Biotech Pty Ltd, Caldeon Pty Ltd and Iliad. Start-up holds an IIF Management Licence to manage the BioVentures Australia Partnership, a A$39 million fund. The Partnership was established in 2001 for the purpose of acquiring, holding and realising eligible investments. The partners in the Partnership are Start-up Australia Ventures Pty Ltd (in its personal capacity), IIF BioVentures Pty Limited and Start-up Australia Ventures Pty Ltd as trustee for the BioVentures Australia Fund;

(ii) as at the date of this meeting, Start-up does not hold, or have a relevant interest in, any shares or share options in the Company and for the purposes of Chapter 6 of the Corporations Act, Start-up does not have any associates that hold, or have a relevant interest in, shares or share options in the Company;

(iii) as discussed above, as a result of the placement and the acquisition, Start-up will have:

- up to a maximum of 61,184,551 shares in the Company, comprised of 14,074,074 placement shares and assuming all of the 9,382,716 placement share options issued to Start-up are converted to shares in the Company, and up to 37,727,761 shares issued as part of the Iliad acquisition (depending on whether the bonus payment shares are issued); and

- up to a maximum of 31.45% voting power in the Company (assuming all of the placement share options issued to Start-up are converted to shares in the Company and the bonus payment shares are issued).

Refer to the table set out in Section 4 above for further information regarding Start-up's potential voting power in the Company following the private placement (including the position both including and excluding the placement share options) and then following the placement and the Iliad acquisition (including the position both including and excluding the placement options);

(iv) as noted above, Start-up will be the entity acquiring the relevant Company shares and share options. The following persons (being substantial shareholders of Start-up or controllers of substantial shareholders of Start-up) will have a relevant interest in the shares and share options allotted to Start-up:

- Blue Jay Ventures Pty Limited (ACN 079 329 285);

- Dylyo Pty Limited (ACN 003 215 969);

- Blue Jay Pty Limited (ACN 072 015 993); and

- Hyndman Investments Pty Limited (ACN 076 466 638);

(v) the shares and share options will be issued to Start-up as follows:

- the placement shares and placement share options are intended to be issued on 28 June 2005 and in any event by no later than 3 months after the date of this meeting; and

- the Iliad acquisition shares will be issued at the same time as they are issued to the other recipients of acquisition shares as set out in Section 7(a)(ii) above;

(vi) paragraphs (ii) and (iii) above set out the details of the shares and share options in the Company to which Start-up will be entitled before and after the proposed acquisition and the private placement;

(vii) Dr George Jessup, who is the current Chairman of Iliad and Managing Director of Start-up will become a director of the Company after the proposed acquisition. Dr George Jessup is a qualified medical practitioner, with postgraduate qualifications in biomedical engineering and management. Dr Jessup has been in the venture capital industry for more than 10 years;

(viii) Start-up's intentions regarding the future of the Company are as follows:

- it does not intend to change the business of the Company;

- other than in relation to the capital raising the subject of Resolution 3, it does not intend to inject further capital into the Company;

- it does not have any intentions regarding the future employment of the present employees of the Company;

- *it does not intend to transfer any property between it and the Company;*
- it does not intend to otherwise re-deploy any of the fixed assets of the Company; and
- it does not intend to change the financial or dividend policies of the Company;

(ix) the terms of acquisition of the shares by Start-up under the Iliad acquisition are set out in the Share Sale & Purchase Agreement and summarised in Section 3;

(x) the terms of acquisition of shares and share options by Start-up under the private placement are the same as for other participants in the private placement and are as set out in Section 7(c) and (d);

(xi) Start-up will be issued with:

- 28,514,003 shares at completion of the Iliad acquisition pursuant to the Share Sale & Purchase Agreement;
- 9,213,758 shares within 5 years from the date of this meeting if either a drug candidate developed from an existing Iliad program enters Phase 1 clinical trial for humans or is commercialised with an unrelated third party (as discussed in Section 3(g)); and
- 14,074,074 shares and 9,382,716 share options as part of the private placement on or about 28 June 2005 and in any event by no later than 3 months after the date of this meeting;

(xii) the reasons for the proposed issue to Start-up (and others) of shares as part of the Iliad acquisition and shares and share options under the private placement are discussed in Section 6 above;

(xiii) other than the interest of Dr Jessup discussed in paragraph (vii) above, the directors of Start-up do not have any interests in Resolution 2;

(xiv) other than as set out in this Explanatory Memorandum, there is no contract or arrangement or proposed contract or arrangement between Start-up and the Company which is conditional on approval by the Company's shareholders;

(xv) the directors of the Company unanimously agreed to put this resolution to the Company's shareholders;

(xvi) the recommendation of the directors of the Company is set out in Section 9 below;

(xvii) the voting exclusion statement in respect of Resolution 2 is set out in the Notice of Meeting;

(xviii) Section 6 above sets out reasons for the proposed acquisition and the private placement; and

(xix) other than as set out in this Explanatory Memorandum, there is no other information known to Start-up or its associates, or known to the Company, that is material to a shareholder's decision on how to vote on Resolution 2.

Shareholders are also referred to the Independent Expert's report enclosed with this Explanatory Memorandum.

(c) Resolution 3: ASX Listing Rule 7.1 – Shares issued under Private Placement

Resolution 3 contained in the Notice of General Meeting is being put before shareholders for the purpose of ASX Listing Rule 7.1.

As noted above, ASX Listing Rule 7.1 provides that a listed company may issue or agree to issue in aggregate up to 15% of its fully paid ordinary shares within a 12-month period without shareholder approval. ASX Listing Rule 7.3 sets out the information that must be included in the Notice of Meeting when seeking approval of shareholders under ASX Listing Rule 7.1.

Some of the shares issued under the private placement are excluded from this Listing Rule 7.1 approval as follows:

- As noted in Section 7(a) above, ASX Listing Rule 7.2, Exception 16 provides that Listing Rule 7.1 does not apply to an issue of securities approved for the purposes of Item 7 of Section 611 of the Corporations Act. Under Resolution 2, the shares to be issued to Start-up under the private placement (including shares issued on conversion of any placement share options) are approved for the purposes of Item 7 of Section 611 of the Corporations Act. Accordingly, the shares which may be issued to Start-up as part of the private placement (including shares issued on conversion of the placement share options) are excluded from this Listing Rule 7.1 approval; and

- ASX Listing Rule 7.2, Exception 14 provides that Listing Rule 7.1 does not apply to an issue of securities made with the approval of holders of ordinary securities under Listing Rule 10.11. Under Resolution 5, the issue of shares under the private placement to a Non-Executive Director of the Company, Dr George Morstyn, are approved for the purposes of Listing Rule 10.11. Accordingly, the shares issued to Dr Morstyn under the private placement are excluded from this Listing Rule 7.1 approval.

The following information is provided for the purposes of ASX Listing Rule 7.3. Information in relation to the issue of share options under the private placement is set out in Section 7(d):

(i) the maximum number of shares in the Company that will be issued in relation to the proposed private placement will be 30,055,426 (that is, 44,500,000 shares minus 14,074,074 shares to be issued to Start-up and 370,500 shares to be issued to Dr Morstyn);

(ii) the Company will issue the shares in respect of the private placement on or about 28 June 2005 and in any event by no later than 3 months after the date of this meeting;

(iii) the issue price of the shares will be A$0.135, representing a 12.56% discount to the seven-day volume weighted average price of the Company's shares calculated to close of market, Friday, 20 May 2005;

(iv) at the time of issuing this Explanatory Memorandum, the names of the allottees of the shares in respect of the private placement are not known, other than Start-up (refer to paragraph (b) above regarding Resolution 2) and Dr George Morstyn (refer to paragraph (e) above regarding Resolution 5). The allottees will be sophisticated investors and professional investors as defined in section 708 of the Corporations Act nominated by the broker arranging the placement;

(v) the shares will have the same rights as ordinary shares in the capital of the Company as provided by the Company's constitution;

(vi) the Company intends to use the funds raised by the private placement primarily to support the development of drug candidates to treat cancer and MS and otherwise to meet ongoing working capital requirements;

(vii) the dates of allotment of the shares will be as set out in paragraph (ii) above; and

(viii) the voting exclusion statement in respect of Resolution 3 is set out in the Notice of Meeting.

(d) Resolutions 4: ASX Listing Rule 7.1 – Options issued under Private Placement

Resolution 4 contained in the Notice of General Meeting is being put before shareholders for the purpose of ASX Listing Rule 7.1. The Resolution relates to the issue of options under the private placement. Two (2) options will be issued to each placement participant for every three (3) placement shares issued to that participant.

As noted above, ASX Listing Rule 7.1 provides that a listed company may issue or agree to issue in aggregate up to 15% of its fully paid ordinary shares within a 12-month period without shareholder approval. ASX Listing Rule 7.3 sets out the information that must be included in the Notice of Meeting when seeking approval of shareholders under ASX Listing Rule 7.1.

Some of the share options issued under the private placement are excluded from this Listing Rule 7.1 approval as follows:

- as noted in Section 7(a) above, ASX Listing Rule 7.2, Exception 16 provides that Listing Rule 7.1 does not apply to an issue of securities approved for the purposes of Item 7 of Section 611 of the Corporations Act. Under Resolution 2, the share options to be issued to Start-up under the private placement are approved for the purposes of Item 7 of Section 611 of the Corporations Act. Accordingly, the share options issued to Start-up as part of the private placement (including shares issued on conversion of the placement share options) are excluded from this Listing Rule 7.1 approval; and

- as noted in Section 7(c) above, ASX Listing Rule 7.2, Exception 14 provides that Listing Rule 7.1 does not apply to an issue of securities made with the approval of holders of ordinary securities under Listing Rule 10.11. Under Resolution 5, the issue of share options under the private placement to a Non-Executive Director of the Company, Dr George Morstyn, is approved for the purposes of Listing Rule 10.11. Accordingly, the share options issued to Dr Morstyn under the private placement are excluded from this Listing Rule 7.1 approval.

The following information is provided for the purposes of ASX Listing Rule 7.3:

(i) the maximum number of share options in the Company that will be issued in relation to the proposed private placement will be 20,036,952 (that is, 29,666,668 share options minus 9,382,716 share options to be issued to Start-up and 247,000 share options to be issued to Dr Morstyn);

(ii) the Company will issue the share options in respect of the private placement on or about 28 June 2005 and in any event by no later than 3 months after the date of this meeting;

(iii) the issue price of the placement share options will be nil;

(iv) at the time of issuing this Explanatory Memorandum, the names of the allottees of the placement share options in respect of the private placement are not known, other than Start-up (refer to paragraph (b) above regarding Resolution 2) and Dr George Morstyn (refer to paragraph (e) below regarding Resolution 5). The allottees will be sophisticated investors and professional investors as defined in section 708 of the Corporations Act nominated by the broker arranging the placement;

(v) the placement share options will have the following terms:

- each option will entitle the holder to subscribe for one fully paid ordinary share in the Company;

- the exercise price of each option will be A$0.22;

- the options will be exercisable from their date of issue until 31 January 2009, at which time they will lapse;

- the options will form a new class of securities and, subject to ASX approval, will be quoted on ASX; and

- terms as required by the ASX Listing Rules;

(vi) the placement share options will be issued for nil consideration therefore no funds will be raised by the issue of the placement share options. However, to the extent that the placement share options are exercised, the Company expects that the funds raised will be used for the Company's research and development projects;

(vii) the dates of allotment of the placement share options will be as set out in paragraph (ii) above; and

(viii) the voting exclusion statement in respect of Resolution 4 is set out in the Notice of Meeting.

(e) *Resolution 5:* ASX Listing Rule 10.11 – *Shares and Options issued under Private* Placement to Dr George Morstyn

Resolution 5 contained in the Notice of General Meeting is being put before shareholders for the purpose of ASX Listing Rule 10.11.

Listing Rule 10.11 requires a listed entity to obtain shareholder approval for the issue of securities to related parties, which includes a director of the Company. As a consequence, the Company is required to obtain shareholder approval before issuing shares and share options to Dr Morstyn under the private placement. The 15% limit imposed by Listing Rule 7.1 does not include issues approved under Listing Rule 10.11 and shareholders should note that, if they pass Resolution 5, it is not necessary for the Company to seek separate shareholder approval of the proposed issues under Listing Rule 7.1.

The following information is provided for the purposes of ASX Listing Rule 10.13:

(i) Dr George Morstyn, a Non-Executive Director of the Company, is the proposed recipient;

(ii) 370,500 shares and 247,000 share options will be issued to Dr Morstyn under the private placement;

(iii) the shares and share options will be issued on or about 28 June 2005 and in any event by no later than 1 month after the date of this meeting;

(iv) the terms of issue of the shares and share options issued to Dr Morstyn under the private placement are the same as for other participants in the private placement and are as set out in Section 7(c) and (d);

(v) the voting exclusion statement in respect of Resolution 5 is set out in the Notice of Meeting; and

(vi) the intended use of funds raised is as set out in Sections 7(c)(vi) and (d)(vi) above.

(f) Conditions

Each of Resolutions 1 to 5 (inclusive) is conditional on the passing of each of Resolutions 1 to 5 (inclusive). Completion of the Iliad acquisition is conditional on the satisfaction or waiver of the conditions precedent described in Section 3(c).

Resolutions 1 to 5 (relating to the proposed Iliad acquisition and private placement) are independent of, and not in any way conditional on or linked to, Resolution 6 (the proposed issue of options to the Chairman, Dr Jonson).

8. INDEPENDENT EXPERT'S REPORT

aoris nova Pty Ltd

1 Central Avenue, The Australian Technology Park, EVELEIGH NSW 1430,
ABN 15000 197 893; ACN 000 197 893
Phone: 61 2 9209 4231 Fax: 61 2 9209 4242
e-mail khopper@aoris.com.au
www.aoris.com.au

25th May 2005

Dr Peter Jonson
Chairman
Bionomics Limited
31 Dalgleish St
Thebarton SA 5031

Dear Dr Jonson,

As requested, we have prepared this independent expert's report to assist the shareholders of Bionomics Limited ("**Bionomics**") in their consideration of resolutions to be put to a General Meeting of Shareholders on 27th June 2005 regarding the acquisition by Bionomics of Iliad Chemicals Pty Ltd ("**Iliad**"). This report is to accompany a Notice of Meeting and Explanatory Memorandum to be provided to Bionomics' shareholders prior to that General Meeting.

The scope of this report is to:

- Examine and review the technology and the market of the actual and potential products in Iliad and the ability of Bionomics to utilise the technology.
- Report on our opinion of a value range of the assets of Iliad relative to the offer.
- Determine whether the vendors of Iliad, or any other person, will pay any premium for control of Bionomics.
- Provide a comparison of the likely advantages and disadvantages of the transaction to Bionomics' shareholders.

This report provides our opinion on the transaction and whether it is fair and reasonable in all the circumstances to the non-associated shareholders of Bionomics. ASIC Policy Statement 75 provides guidance on the meaning of "fair" and "reasonable". A transaction is regarded as "fair" if the assessed value of the asset acquired is greater or equal to the consideration given. The transaction is considered "reasonable" if the potential advantages of entering the agreement outweigh the disadvantages to Bionomics shareholders.

In summary, having regard to our estimate of the value of Iliad and the advantages and disadvantages, we consider the approval of the transaction to be fair and reasonable to the non-associated Bionomics shareholders.

1 The Iliad technologies

Iliad was started in 2001 based on technologies developed by Dr Bernard Flynn whilst at the Australian National University and now at the Victorian College of Pharmacy and Managing Director of Iliad. The company has a main platform technology called MultiCore® and potential therapeutic products as inhibitors of potassium ion channels in multiple sclerosis and inhibitors of tubulin polymorphism for the treatment of cancer through vascular targeting.

1.1 MultiCore® platform

New drugs may arise through the screening of natural or synthetic chemical libraries, from computer modelling and rational drug design or modification of existing active compounds. Over the last 20 years combinatorial chemistry techniques have been used to build large libraries of chemical structures for screening in drug activity assays. In practice such libraries have had limited success because they did not adequately reflect the three dimensional complexity of natural drug molecules or did not necessarily have suitable properties as pharmaceutical agents.

Iliad has approached this problem using their medicinal chemistry knowledge and a library of known "drug-like" molecular core structures and a process of pharmaceutical optimization. This is a form of *diversity-oriented synthesis* used by some other research groups and is a sophisticated and knowledge based extension of combinatorial chemistry. This MultiCore® technology may therefore be used to design completely new compounds or to provide a focused screening library of molecules with composite structures based on the knowledge of a target molecule and its inhibitors. Particular strengths of the MultiCore® are in using proven chemical reactions and structures, in Iliad's case especially via palladium based catalysis to create heterocyclic structures. They use solid phase reaction methods to aid purification of product.

The resulting compounds are designed to be readily synthesized or can be modified to create new analogues with structures relevant to natural disease target sites. They also provide diverse libraries for screening. Because of the way the compounds are designed they may be novel and therefore patentable and this approach allows Iliad to develop totally new drugs with high probability of activity. There is increasing interest in diversity-oriented synthesis of novel bioactive chemicals and several research groups and companies are active in the area. Starting in 2001, Iliad was one of the first companies to use the approach and has molecules at a relatively advanced stage of chemical development in two major disease areas.

In our opinion, in addition to Iliad's own product development, there is a market for their services and collaborative projects could be undertaken for income or equity or the technology could be licensed. This would apply particularly to biotech companies and possibly large pharmaceutical companies. Many biotech companies are developing new small chemical compounds and in Australia there are a number of companies and research groups with novel active compounds.

1.2 The Iliad target disease indications

1.2.1 Vascular targeting in Cancer therapy - Combretastatin A4 analogues

Combretastatin A4 is a member of the vascular targeting agents (VTAs) class of anti-cancer microtubulin polymerization inhibitors that act on endothelial cells of blood vessels. The resulting disruption and apoptosis of the endothelial cells leads to rapid blockage of blood vessels that disrupts tumor blood flow leading to death of tumour cells from ischaemia and necrosis. Tumour cells in solid tumours are more susceptible than normal cells because of their high metabolic activity and the high vascular demand of the solid tumour. They are less susceptible to drug resistance and if used in combination with other anti-proliferative drugs VTAs are expected to have strong therapeutic efficacy.

A number of older tubulin targeting antimitotic agents are on the market, such as paclitaxel, docetaxel and vinca alkaloids acting directly on tumour cells. Vascular targeting compounds such as Combretastatin offer a new approach through their rapid effect to restrict blood flow and are especially potent when used in combination with other drug therapies or radiation. Several companies are developing VTA based products and some of these are in early clinical trials. However many of these also have limitations. Combretastatin A4 and A1 produced by OxiGene are in Phase II clinical trials but these may have cardiovascular and pulmonary side effects and limited solubility and stability. Iliad is developing analogues of Combretastatin A4 and has tested over 100 molecules in cell proliferation or animal based assays. Iliad has selected several compounds for further analysis and is yet to decide on a lead compound to take into preclinical and clinical trials.

The Combretastatin A4 analogues were the first compounds to be extensively studied by Iliad using the MultiCore® technology and are an example of the capability of the company and the team. The market for better anti-tumour agents is large and there is considerable interest in this class of molecule provided it is efficacious and safe and can be patented. The program is still early in development however but demonstrates the MultiCore® approach. The rationale and IP in this project arose internally from the research group.

1.2.2 Multiple sclerosis - Kv1.3 ion channel blockers

Multiple sclerosis is a major progressive, incapacitating disease and there are no therapeutic agents able to treat the underlying condition or stop disease development. It is believed to be largely an autoimmune disease and there is considerable research activity in finding immunosuppressive agents with an effect. Numerous strategies are being explored. The Kv1.3 potassium ion channel is present on the effector T memory cells and is a potential target for immunosuppression in such conditions. Iliad has a commercialisation agreement covering the patents to several Kv1.3 inhibitors from the Walter and Eliza Hall Institute in Melbourne commencing on 1st October 2004 and are collaborating with it to commercialise small molecule blockers.

Two classes of inhibitor were studied based on the natural compound khellinone from the American toothpickweed. Iliad has produced over 100 analogues of these classes using the MultiCore® technology. These compounds have only been tested in culture and in one animal study. They are early in development and further structure-activity synthetic work is required before a lead compound is selected. The Kv1.3 is a putative but not validated target for drugs to treat MS and considerable work is needed to establish the efficacy of Kv1.3 inhibitors.

Current treatment for MS are centred on the immunomodulating agents interferons and Glatiramer Acetate, or Copaxone, which together hold market dominance. Newer compounds also targeting immunosuppression are being developed by a number of companies. A new monoclonal antibody Tysabri was developed by Biogen Idec and Elan but showed side effects resulting in withdrawal of the product. The evidence from these trials however indicates that immunomodulation is effective in altering disease progression. Other neurotoxins effective against the Kv1.3 channel have not advanced to the clinic.

1.3 Intellectual property relating to the technologies

The patent portfolio and the intellectual property rights are described elsewhere in the Explanatory Memorandum. Iliad's IP position comprises five patent applications describing the chemistry and methods for generating libraries using its MultiCore® platform and new compounds specifically in the areas of tubulin binding antimitotic activity and potassium ion channel blockers. Further Iliad patent applications cover the composition of matter Kv1.3 khellinone dimer and chaclone scaffolds. We have not conducted any patent searches nor assessed their freedom to operate and it should be noted that there are risks that these patent applications might not be granted or be restricted in coverage. Iliad could also infringe one or more of its competitors' patents or this patent portfolio might incompletely protect Iliad's technology. This risk is mitigated somewhat by the nature of the products produced by the MultiCore® technology.

1.4 Company resources and personnel

The company leases laboratory premises at La Trobe University Melbourne where it has access to equipment and expertise, and owns some analytical and synthetic equipment. Key Iliad employees include Dr Bernard Flynn as founder and Dr Damien Grobelney as Head of Medicinal Chemistry. Both have extensive international organic and medicinal chemistry experience and have authored many patents and research publications. They are an important part of the ongoing business.

2 The Bionomics – Iliad combined business capability

2.1 Technology and business fit

A key consideration of the transaction to Bionomics' shareholders is the nature of the combined company if the transaction is completed. In our opinion, the purchase of Iliad by Bionomics represents a good overall fit of technologies. It would result in an entity that would offer drug target discovery, validation and chemical product development capability that is considerably greater than the sum of each of them. The combined entity would present a larger more viable investment opportunity able to attract funds, which will be needed for the new entity to be effective.

Bionomics is an established drug discovery-based company with interest in therapeutic and diagnostic applications in epilepsy, angiogenesis and breast cancer. Bionomics has strong capability in genomics and in identifying and validating targets using particular disease models. Whilst it has some groups of compounds at very early stages of development, it lacks the advanced lead compounds acting on these targets that can be progressed as drug candidates into the clinic. It also lacks the capability in-house to efficiently develop typical chemical drug leads.

The strength of biotechnology companies, including Bionomics, lies in their application of modern molecular analysis to the identification and validation of disease targets and the development of novel therapeutic products. Once an active compound is identified however, considerable development and optimisation is needed for it to have properties of a useful drug. These might be oral administration, low toxicity, favourable bioavailability and low manufacturing cost. Even though a compound is active against a disease target it may be unsuitable as a drug and if development continues there is a high risk that the product will fail because of it not having drug-like characteristics or not acting optimally. Many compounds enter clinical trails too early before optimization and this wastes considerable funds and time. There is a need to accelerate the design of compounds with recognised drug-like properties thereby reducing development times and cost whilst maximising clinical test outcomes.

Iliad is a privately held company founded in 2001 with strong medicinal chemistry skills and advanced chemical libraries for the design and optimisation of novel compounds. The Iliad drug development programs are more advanced than those of Bionomics in related areas and it has compounds that are further advanced in development. A merger would provide the opportunity to build a drug development strategy combining the genomics and phenotype based assays and target identification and validation of Bionomics with Iliad's sophisticated chemistry and drug optimisation capability. Both companies have particular broad interest in cancer, neurological diseases and vascular integrity (angiogenesis and vascular targeting). Although there are opportunities to provide contract service and collaboration with other companies a particular strength is in the overlapping application areas of the target diseases that are common to both companies.

1. Both companies have interest in agents that interfere with ion channels. Bionomics has a gene discovery platform called ionX® and identified a number of gene mutations in epilepsy patients associated with voltage-gated or ligand-gated ion channel families. These have possible roles in other neurological disorders. Mouse models of the GAB-A receptor are likely candidates for the development of drugs for epilepsy. Iliad has a program to inhibit potassium ion channels in the treatment of MS. Bionomics recently acquired the French company Neurofit to provide additional specific preclinical testing of products in CNS disorders including models of MS and Parkinson's disease. The MultiCore® technologies would have application in developing products in Bionomics epilepsy and anxiety projects.

2. Both companies have particular interests in cancer. They are specifically addressing breast cancer in first instance but the work is applicable more broadly. Bionomics recently identified and validated two targets, BNO69 and BNO97, which are important in angiogenesis. This expanded their interest as a cancer treatment strategy whereby restriction of the blood supply to the tumour

will lead to its starvation and destruction. Iliad's approach is to use vascular targeting to destroy the blood vessels to the tumour and reach a similar end.

3. The merged company would have capability across the drug discovery process including target identification, screening, chemical structure optimisation and preclinical studies. Iliad will provide a library of chemical building blocks and the medicinal chemistry capability to develop novel chemical structures with drug-like attributes. These will be used to develop drugs against validated drug targets held by Bionomics or other partners.

4. Bionomics has several key commercial and academic linkages. To date Iliad also has several academic relationships with high quality research centers, for example, with the Walter and Eliza Hall Institute through a commercialisation agreement, and with the Centre for Drug Candidate Optimisation at the Victorian College of Pharmacy, to develop Iliad's technologies and target applications. Iliad has limited internal business development capability and has no agreements that we are aware of with commercial partners.

5. Both companies have very active programs at early stages of drug discovery and development and although the target molecules and diseases are related there is a risk that the development program will still be too broad and lack focus. The company will have to establish tight priorities for the limited resources available to develop any specific compounds. The company may also need to build a program for providing a service to other companies using the MultiCore® technology to gain revenue.

3 Assessment of the proposed transaction

Iliad and Bionomics have entered into a conditional Share Sale and Purchase Agreement under which Bionomics is to acquire all of the issued capital of Iliad (comprising 600,000 shares and 1,500,000 convertible preference shares), for a total consideration of AU$9 million payable by the issue of 40,909,091 shares in Bionomics at an issue price of $0.22 per share to the Iliad shareholders (or as they direct).

Under the Share Sale and Purchase Agreement, a further 13,636,364 Bionomics' shares at an issue price of $0.22 per share ("**bonus shares**") will be issued to the Iliad shareholders (or as they direct) if a drug candidate developed from an existing Iliad program enters Phase I clinical trials for humans or is commercialised within 5 years from the date of the Bionomics' shareholder meeting relating to the transaction. Based on our consideration of the Iliad drug development program and the lead times proposed, it is not expected that this event will occur in less than 3 years but it is expected to occur within 5 years.

We calculated a value range of the bonus performance shares as if they were provided either immediately after the General Meeting of Shareholders, or calculated back from a date that is 5 years from the meeting (the maximum period for the performance shares to be allocated). This calculation uses a discount rate of 32%, based on the rate given in section 3.1.1 used in valuing the Bionomics drug development technology. The value of these bonus shares is therefore between a maximum of AU$3 million if the transaction occurred immediately after the shareholders meeting, and AU$0.6 million if it occurred on the date that is 5 years from the meeting. Together with the AU$9 million purchase consideration this results in a total value range for Iliad of AU$9.6 to AU$12 million after allocation of performance shares.

It is a condition precedent to the completion of the Iliad transaction that Bionomics raises further working capital by way of a private placement. At the date of this report, it is anticipated that of the total of AU$6 million to be raised by Bionomics, AU$2.9 million will be placed with the Iliad vendors; Start up Australia Ventures and the ANU. The holding of existing Bionomics shareholders pre and post the acquisition and placement is shown in the following table:

	Total shares	Percent shares held by Bionomics
Bionomics shares before acquisition	65,808,484	100.0%
Total shares after AU$9 million acquisition	106,717,585	61.7%
Total shares after AU$3 million bonus shares allocated	120,353,949	54.7%
Total shares after private placement raising*	194,520,617	33.8%

* Calculated at share price of AU$0.135, and assuming that all placement share options are exercised.

The Iliad assets consist of the MultiCore® related platform IP and potential therapeutic products for multiple sclerosis and cancer. Iliad had current cash assets of AU$655,917 at 28th February 2005. Its liabilities and need for working capital will reduce this amount considerably by the transaction date. Iliad has 7 employees and an employee share option plan. All options issued under the plan will be cancelled on completion of Bionomics' acquisition of Iliad. At the direction of Iliad shareholders, Iliad staff will be issued some of the shares in Bionomics comprising the AU$9 million purchase price shares and the bonus shares.

In our assessment of the proposal being fair we have considered whether the offer of AU$9.6 to AU$12 million is exceeded by the value of the acquired technology and IP held in Iliad.

Several methods may be used to estimate the amount likely to be paid for the purchase of Iliad made at arms length between genuine buyers and sellers. This may be based on:
- comparing its assets with other like companies,
- projected discounted cash flow calculation of net present value

Our valuation is based on both methods.

3.1 Comparator analysis

3.1.1 Australian companies

A comparison of the value of Iliad with several Australian biotechnology companies follows. Each of these companies differs materially from Iliad and is at a different stage of product development. Each claims to have a platform technology with which they develop new compounds and they also have lead compounds or drug candidates in development. Iliad is unique in having a strategy for optimization of drug structure with which they expect to increase the success rate of drug candidates in trials. However as a private company Iliad does not enjoy investment liquidity and there is a lack of information in the market on it.

Biotron Limited operates in Canberra to commercialise certain technologies coming from the John Curtin School of Medical Research. It started in 1999 and listed on the Australian Stock Exchange Limited (ASX) in January 2001. It has 15 staff and six projects mostly in development of anti viral therapeutic agents (Dengue, Hepatitis HIV, coronaviruses) based on their "Virion" platform. The lead product is a small chemical product in preclinical development. This blocks the ion channel activity of a HIV protein known as Vpu and therefore has some similarity to Iliad's Kv1.3, which is also an ion channel blocker. Other products are in discovery or early characterization and it also has diagnostic products that generate some revenue.

Biotron had a market capitalisation of AU$15m on March 7th and AU$10 million on 4th May. It is currently trading on the ASX at its lowest point for 12 months. From the half year annual report (31st December 2004) revenues were $580,650 (up from $111,214 at Dec 2003 and the net loss was $775,720 (compared with $1,321,864 in 2003). Net assets were $3,386,585. As a comparator to Iliad, Biotron is a listed company that has been operating for longer. Both companies have platforms on which to develop small chemical drugs and to develop partnerships.

Avexa Limited was spun out of AMRAD Limited and listed on the ASX in September 2004. AMRAD invested $12 million in Avexa on listing, valuing that company then at AU$24 million. Avexa is developing anti-infective agents against HIV and Hepatitis B (in preclinical studies) and in-

licensed a Phase IIb HIV drug from Shire Pharmaceuticals Group plc in return for equity. The company raised further capital in February 2005 to fund the clinical trials and is valued in the market in May 2005 at $20 million. The company reported holding AU$10m in cash in the half yearly report in January 2005.

Regenera Limited has retinal therapeutic products in preclinical development and in the market. The company listed on the ASX in June 2004. It has a partnership with the Victorian College of Pharmacy and Singapore Eye Research Institute to develop the Visagen range of products. In April 2005 Regenera signed an exclusive global license with Alcon Manufacturing Limited, an affiliate of US based Alcon, Inc. to market a product developed by Regenera for use in vitrectomy. Regenera had a market capitalization of AU$18 million in March 2005 and AU$21 million on 4th May 2005.

Phylogica Limited was spun out of the Telethon Institute for Child Health Research, in Perth. It listed on the ASX in March 2005 and had a market capitalization of AU$21.6 million at listing and AU$9 million on 4th May 2005. Because of the large decrease in value over the last month Phylogica does not have a stable history on which to base an effective comparison for Iliad. However, it does represent a further range of values of a company with technologies at comparable stage of development. It has two main areas of clinical interest as early stage drug candidates for stroke and asthma. Phylogica has a drug discovery platform and novel protein structure library for the discovery of novel therapeutic molecules targeting protein-protein interactions.

The share price and therefore the market capitalisations of several of the comparator companies have decreased since March 2005, some markedly, when the transaction price of the Bionomics shares of AU$0.22 was agreed with the vendors. We have used values of market capitalisation at May 4th in our analysis. With further share price movements the estimated value of Iliad may be higher or lower at the time of the Shareholders Meeting on 27th June 2005.

3.1.2 International companies

We have sought companies internationally that have closely related diversity-oriented synthesis combinatorial technologies and similar potential target markets as Iliad.

Infinity Pharmaceuticals Inc is a US drug discovery company with a library of small molecule chemical structures and a combinatorial chemistry platform based on diversity-oriented synthesis, not unlike that offered by Iliad, but at a more advanced stage. It also has an in-house oncology program with several compounds derived from their libraries now in preclinical studies. One compound is an inhibitor of heat shock protein and another inhibits the hedgehog cell-signaling pathway. Infinity commenced operation in 2001 raising over US$130 million in venture funding to date. In January 2005 it concluded agreements with Novartis, Johnson & Johnson Development Corp and Amgen for a total US$50 million equity based funding for access to these libraries and technology.

Other companies involved in diversity-oriented synthesis are VivoQuest, Inc., a privately held company in New York and Edelris, a spin out of Merck in France. Evotec OAI AG, located in Hamburg and UK, provides related contract services in drug discovery and development based in part on chemical synthesis and drug optimization and biological screening. Most large pharmaceutical companies also have an active interest in diversity-oriented synthesis following the disappointing results with straight combinatorial approaches. Due to the lack of separate financial information on these few companies or the contribution of combinatorial chemistry to their revenue, these companies cannot be valued.

3.1.3 Valuation estimate

Compared to the listed Australian companies, as a private company Iliad has lower investment liquidity and given the early stage of company growth and development of products and the relative lack of commercial business structure, we value it lower than them. For it to achieve a significant increase in value relative to the other Australian listed comparables it would need to have

international alliances in place for its MultiCore® technologies with successful outcomes or products more advanced in trials.

Making a realistic comparison of Iliad with the US based Infinity Pharmaceuticals is difficult because of the different investment culture in Australia and the corresponding markedly lower valuations here. The founders of Infinity were the initiators of the diversity oriented synthesis process and have aggressively sought venture and pharmaceutical company funding in the US. However at this time and stage of growth of Iliad we believe that it should be valued higher than a comparable private company in Australia due to the interest in the diversity-oriented synthesis technology among large pharmaceutical companies.

Based on comparables we estimate that Iliad would be valued at between AU$12 to AU$18 million.

3.2 Projected cash flow calculation

The capability of Iliad to generate revenue may be estimated from the Net Present Value (NPV) using a discounted cash flow analysis of future projected earnings taking account of the probability of achieving each next milestone in the company's product development. Platform technologies such as MultiCore® may be used repeatedly in the development of products with different partners and we have included the value of several license deals through the next 8 years in the determination of net present values of all the Iliad projects.

Products from Iliad's target drug programs will not reach market for many years and likely near term revenues generated from them will be in the form of upfront and milestone payments from a licensee. In early stage projects, their value is related to the cost of completing development to the next stage where an objective assessment of the potential technical success of the project can be made. This follows the form of a license fee, financing of R&D necessary to reach the next decision point and milestone payments linked to distinct progress towards a marketable product. We have examined information available on different license agreements and applied license fee and milestone payments accordingly.

Our valuation is based on separate projected revenues over an eight-year period of the leading compounds and MultiCore® licenses. In this time, and according to projected timeframes the Kv1.3 project will have completed Phase II clinical trials by 2008/9 and will be available for licensing. The Combretestatin project will also have completed Phase II trials by 2007/8 and be available for licensing. The success rate of new compounds flowing from discovery is typically very low and it is unlikely that both projects will be successful and attract interest by a large partner in this time. Accordingly, revenue from the Kv1.3 project has been reduced compared with Combretestatin. For each of the two clinical indications, Iliad has yet to identify lead compounds from the number of potential molecules they have designed and tested positive in drugs assays.

Asset	**Value (AU$ million)**
MultiCore® development, licenses and company administration	AU$2.9 – AU$4.7
Combretastatin A4	AU$5.2 – AU$8.9
Kv1.3	AU$2.6 – AU$4.7
Total	**AU$10.7 – AU$18.4**

Our valuation range based on discounted cash flow is AU$10.7 million to AU$18.4 million.

3.2.1 Assumptions for calculation of value

In calculating the Net Present Value of the Iliad technologies we have made the following assumptions:

1. Cash inflows and outflows over 2005 to 2011 were calculated after tax giving values in year 2005 dollars. We have used a straight-line calculation of NPV over the period with tax at 30%. Income is based on a mixture of upfront, milestone and R&D payments for the 2 main products now in development plus income from MultiCore® licenses and collaborative R&D included as cash payments. A Government R&D START grant of $636,462 commenced in December 2004 ending in January 2006. No income is attributed to additional new products designed internally.
2. Values of development costs provided by Iliad were used as a starting point. We estimate that the current working capital as cash assets in Iliad will last for another three months and is not included. Any tangible assets owned by Iliad or any associated company now or in the future are not included. Any particular commercial arrangements enjoyed with other companies and organizations are assumed to continue. No residual value has been ascribed. We have not accounted specifically for the effect of the launch of new products or new developments by Iliad nor of its competitors and assume that the technology will hold a competitive position throughout this period.
3. We assume that the products meet all technical requirements and milestones and that the patents taken out to cover the technology will be awarded and maintained and are sufficient to provide protection in the marketplace against competing products. We believe that these patents and know-how are the unencumbered property of Iliad. We assume further that Iliad will have the management capability and resources to exploit the intellectual property as planned and will continue with the clinical and development program together with a licensee who will pay for all development costs following grant of the license.
4. Different discount rates were selected based on the risk free rate of return and our estimate of the level of risk in achieving partnership agreements. The discount rates were determined from Capital Asset Pricing Model calculations based on a risk free rate of 5.3% (based on current 10 year Commonwealth Bond rate) and risk premium of 9.7% for the MultiCore® technology and 26.7% for the drug development programs with sensitivity ranges of ±3% and ±5% respectively. Discount rates ranged between 12% and 18% for the MultiCore® technology and 27% to 37% the drug development programs and were applied evenly to all cash flows.

3.3 Fair and Reasonable Assessment of the consideration for Iliad

A valuation range for Iliad is arrived at from comparative analysis of other similar transactions and calculation of NPV of future cash flows.

Asset	Value range
Comparative transactions	AU$12M to AU$18M
Projected cash flow Net Present Value	AU$10.7M – AU$18.4M
Aoris Nova assessed value	**AU$11 – AU$18 million**

Bionomics will acquire all of the shares from the shareholders of Iliad. The maximum consideration payable (including the bonus shares) to the vendors of Iliad for the acquisition will be AU$9.6 million to AU$12 million as fully paid ordinary shares in Bionomics.

Our estimate of the fair mid point market value of the assets of Iliad exceeds the consideration in the proposal to acquire these assets. Based on this we consider that the proposed acquisition is fair to Bionomics' shareholders.

3.4 Premium for control

Under the Corporations Act, control may be deemed to occur when a shareholder or group of associated shareholders control more than 20% of the issued capital. Premium for control for the purposes of this report has been defined as the difference between the price per share that a buyer would be prepared to pay to obtain a controlling interest in Bionomics and the price which the same person would be required to pay per share which does not carry with it control of the company. Start

Up Australia Ventures Pty Ltd holds 71.4% of the shares in Iliad pre acquisition and, will hold 31.45% of Bionomics after the transaction including the performance shares and participation in the capital raising.

The consideration of AU$12 million by Bionomics to purchase Iliad is less than the assessed mid point value of Iliad but within the range of AU$11 million to AU$18 million. As the principal shareholder in Iliad, Start Up Australia Ventures Pty Ltd may be paying a premium for control of Bionomics by accepting a lower price.

3.4.1 Likely advantages to Bionomics' shareholders if the transaction is approved:

- The transaction will extend and diversify the investment portfolio of Bionomics' shareholders into a potentially valuable area of medicinal chemistry and small molecule drugs. The combined company would have broad capability in drug development.
- Technologies similar to that provided by Iliad are needed by Bionomics in developing new lead compounds able to interact with the disease target molecules identified through their genomics programs. This will also provide a resource for small molecule drug development sought by other companies.
- The transaction will meet the business growth strategy of Bionomics through acquisition of a company with complementary interests. Further attractive investments would be needed to provide an equivalent increase in value of the Company to shareholders. The Board of Bionomics has considered other investment possibilities but these do not appear to have the potential of Iliad to meet internal development growth in areas of interest to Bionomics.
- Iliad provides the exclusive right to commercialise further applications of MultiCore® technologies in new products and expand the IP position, thereby increasing the value of the shares.

3.4.2 Likely disadvantages to Bionomics' shareholders if the transaction is approved:

- The issue of shares in the transaction will dilute existing shareholders in number and it is possible that the share price might not be maintained post acquisition. As a company with a small market capitalization without large institutional investment and therefore having low liquidity Bionomics might not be able to attract significant investment until such time as a significant event occurs in product development.
- The purchase of Iliad will preclude other potential acquisitions in the near future or these may be more difficult to do because of the size of the Iliad transaction.
- Management resources devoted to the MultiCore® platform and the associated potential projects will have to be increased, either reducing current assets or requiring capital injection and dilution of shareholders. This will be offset by revenues from commercial partnership arrangements.

3.4.3 Likely advantages to Bionomics' shareholders if the transaction is not approved:

- Bionomics could continue to seek investment opportunities in its existing area of interest in genomics, which is well understood by its shareholders.
- Current assets and shareholding will be maintained, allowing flexibility in acquiring other income-generating assets or distribution.

3.4.4 Likely disadvantages to Bionomics' shareholders if the transaction is not approved:

- Opportunities of obtaining additional finance for developing the Bionomics business portfolio may be limited and the transaction will strengthen the capability and breadth of Bionomics which may be reflected in investor interest and share price.

- Development of a genomics based drug development business is high risk and requires partnerships or contracted work with companies such as Iliad. The transaction would increase the probability of commercial success.

Based on our assessment of the potential advantages and disadvantages, we consider that the Proposed Acquisition is reasonable to the non-associated shareholders of Bionomics.

3.5 Risks

We highlight the following risks, which are relevant to this discussion:

- Bionomics has established itself in the market as being at the forefront of drug target identification using genomics and having potentially valuable drug targets for epilepsy and breast cancer. Bionomics also has diagnostic products that are licensed to other companies. Although the Iliad technologies and products complement those of Bionomics there is a risk that Bionomics will be too diversified and distracted by the number of products in development. Bionomics may also not have the resources to fully develop the products efficiently and may miss opportunities. We believe that Bionomics has shown an ability to remain focused and to be conscious of costs and should have the ability to handle an expanded portfolio.

- All research and development projects have operational and technical risk and therapeutic product development is especially risky given the requirements for a new compound to meet stringent regulatory and efficacy requirements and the lengthy and expensive route to market. The product might not successfully complete the preclinical and clinical trials prior to licensing and can fail at any stage for unforeseen, reasons (for example, toxicity or insufficient activity). Even if the original idea for the development of a useful drug is scientifically consistent, and early experiments tend to support the idea, there is no means of deciding whether or not the project will be successful (that is, produce a commercial product).

- Whilst we are satisfied with the strategic fit by the merger of the two companies there is no immediate, sustainable capital source to underpin the strategic benefits of the acquisition. External investors now and in the future buying into Bionomics will take this into account.

- The uncertainty of product development may require decisions and priorities that will limit the value of Iliad's or Bionomics' technologies. We believe that this risk is very high for the lead compounds but is moderated somewhat because of the Iliad approach to drug design as discussed above and the caliber of the management, board and advisors. It is a common set of risks in all drug development companies and is countered by the potential rewards.

- Bionomics will need to develop relationships with major pharmaceutical companies to exploit the MultiCore® technologies and develop the lead compounds further and to complete the clinical studies. This will involve additional business skills and there is a risk that opportunities may be missed. Due to the number of other compounds in development there will be strong competition and the lead compounds may be superseded before each reaches its full market potential. However, the target diseases have large unmet clinical needs and other approaches will have to meet similar time and cost constraints.

4 Conclusions

The acquisition of Iliad by Bionomics would provide a combined entity with broad capability across drug discovery through chemical lead synthesis and preclinical studies and a pipeline of potential drug leads. Iliad has methodology for the synthesis of new compounds designed to have drug-like properties and this would be useful to Bionomics in their own work. The compounds held by Iliad as potential drugs for MS and cancer have attractive properties and activities in relevant assays. We estimate the value of the Iliad assets to be between AU$11 and AU$18 million.

In our opinion, the proposed acquisition of Iliad by Bionomics as presented is fair and reasonable to the non-associated Bionomics shareholders.

5 Declarations and disclosures

Aoris Nova Pty Ltd prepares technology assessments and valuations of projects and companies in health and biotechnology and holds an Australian Financial Services license from ASIC for the preparation of Expert Reports (License Number 256684). Dr Hopper is Managing Director of Aoris Nova Pty Ltd and holds a PhD degree from the ANU, BSc from Melbourne University and Certificate of Financial Management from UTS. Dr Dawes is Senior Consultant in Aoris Nova and has a D.Phil from the University of Oxford and related business experience in technology assessments in life sciences.

Some information was provided by Iliad and we have sourced independent reports and publications, from searches of on-line databases and libraries. All comments, forecasts and recommendations made in this report are made in good faith on the basis of information available at the time. We have sighted the final Share Sale and Purchase Agreement between Bionomics and Iliad, which is conditional upon, amongst other things, aspects of the proposed transaction being approved by Bionomics' shareholders. Aoris Nova does not guarantee that the projections used in this report will actually occur because of possible changes in the markets and general business and other environment, which happen over time and are outside our control to know. We have not considered how the transaction will affect individual shareholders with different financial circumstances. We have not assessed the legal status of any agreements or patents in the companies nor audited any financial forecasts or any other records of Iliad or of Bionomics. A draft of this report was issued to Bionomics to confirm factual accuracy of the report and some changes were made to reflect Bionomics' comments.

This report is provided exclusively for inclusion in the Explanatory Memorandum to Bionomics' shareholders dated 27 May 2005 and shall not be used for any other purpose. We consent to the issue of this report in this form and context. We have not otherwise been involved in the preparation or the issue of the Explanatory Memorandum and specifically disclaim liability in respect of any statements included elsewhere in it. Aoris Nova has acted independently in preparing this report and neither its Directors nor staff has any pecuniary or other interest in any of the entities or their associates that could reasonably be regarded as affecting its ability to give an unbiased opinion. Aoris Nova will receive professional fees of approximately AU$36,000 for the preparation of this report and with the exception of these fees, will not receive any other direst or indirect benefits.

Yours faithfully,

AORIS NOVA PTY LTD





Kelvin Hopper PhD
Managing Director

Joan Dawes D.Phil
Senior Consultant

9. DIRECTORS' RECOMMENDATION

The directors of the Company consider that the acquisition of Iliad is fair and reasonable to non-associated shareholders of the Company and recommend that the Company's shareholders vote in favour of Resolutions 1 to 5 (inclusive). The directors make this recommendation having regard to the following matters:

- the Directors believe that the acquisition of Iliad is an important step in achieving their aspirations of growing the Company to a market cap of A$200 million by 2008. The Directors believe that the acquisition of Iliad will provide the Company with additional and more advanced series of potential drug candidates, thereby fast-tracking the Company's internal development programmes.

- the Directors believe that the addition of Iliad's chemistry expertise and the preclinical development capabilities of recently acquired Neurofit, means that the Company will have an integrated product development process which the Directors believe can rapidly generate high quality drug candidates. The Company expects to be able to identify and validate targets, create molecular leads and evaluate them for their ability to target the blood vessels associated with cancer. In addition, the Company also expects to be able to both create new molecules and evaluate existing molecules for their potential in treating various neurological diseases.

- the Directors believe that the combined entity will also have the potential to create partnerships through a number of avenues including licensing access to the chemistry or discovery platforms, through drug discovery partnerships and by licensing out validated targets and/or lead compounds;

- the Directors believe that the private placement is an essential step in the growth strategy outlined above. The funds raised will be used to fast-track the Company's internal development programmes, including the cancer and MS programs to be acquired in the Iliad acquisition. The funds raised will also permit the continued pursuit of in-licensing and acquisition opportunities within the Company's core areas and enable the Company to progress its internal development programs; and

- the opinion of the Independent Expert in relation to the acquisition of Iliad.

B. ISSUE OF OPTIONS TO THE CHAIRMAN, DR PETER JONSON – RESOLUTION 6

1. GENERAL

Resolution 6 seeks shareholder approval for the proposed issue of share options to the Chairman of the Board Dr Peter Jonson, a non-executive director of the Company.

Dr Peter Jonson was appointed to the Board of Directors and as Chairman of Bionomics on 11 November 2004. Dr Jonson is a passionate advocate for and driver of the effective commercialisation of Australian science and technology. He is a director of Village Roadshow Ltd, Pro Medicus Ltd, Australian Aerospace & Defence Innovations Ltd and Sequoia Capital Management Pty Ltd. His current public sector appointments include Chairman of the Australian Institute for Commercialisation and the CRC for Microtechnology.

Dr Jonson previously chaired the Federal Government's Biotechnology Centre of Excellence Expert Panel and the Major National Research Facilities Committee, both of which were set up to advise Federal Ministers on major strategic and investment decisions affecting the biotechnology sector.

In the early part of his career, Dr Jonson was an internationally recognised economist and influential policy adviser with the Reserve Bank of Australia. He subsequently gained extensive experience at the most senior levels of the international financial services industry, serving as Chief Executive Officer of Norwich Union's Australian business and Managing Director and then Chairman of ANZ Funds Management. He is Chair Emeritus of the Melbourne Institute.

Resolution 6 (the proposed issue of options to the Chairman, Dr Jonson) is independent of, and not in any way conditional or linked to, Resolutions 1 to 5 (relating to the proposed Iliad acquisition and placement).

2. ASX LISTING RULES AND CORPORATE GOVERNANCE

Listing Rule 10.14 requires a listed entity to obtain shareholder approval for the issue of securities under an employee incentive scheme (such as the Bionomics Limited Employee Share Option Plan) to certain parties, which includes a director, or an associate of a director, of the Company. As a consequence, the Company is required to obtain shareholder approval before issuing options to its directors (under Resolution 6).

As noted in Section 7(a) above, broadly speaking, ASX Listing Rule 7.1 provides that a listed company may issue in aggregate up to 15% of its fully paid ordinary shares within a 12-month period without shareholder approval.

Listing Rule 7.2, Exception 9(b) provides that securities issued under an employee incentive scheme will not be taken into account when calculating the 15% limit in Listing Rule 7.1, provided that the Company's shareholders have approved the scheme within 3 years before the date of issue of the securities. The Company's shareholders approved the Bionomics Limited Employee Share Option Plan at the last Company AGM on 7 November 2002. Accordingly, shareholders should note that if they pass Resolution 6, it is not necessary for the Company to seek separate shareholder approval of the proposed issue of options under Listing Rule 7.1.

Under the Australian Stock Exchange Limited Principles of Good Corporate Governance and Best Practice Recommendations, the Guidelines for non-executive director remuneration relating to Recommendation 9.3 provide that non-executive directors should:

- normally be remunerated by way of fees;
- not participate in schemes designed for remuneration of executives; an
- not receive options.

However, the Board is of the view that given that the Company:

- does not presently have significant earnings and its cash is at a premium; and
- considers it essential to attract and retain high calibre non-executive directors and to provide those directors with a competitive level of remuneration,

the issue of options is in the best interests of the Company as it aligns the interests of Dr Jonson with the interests of the Company's shareholders.

3. TERMS OF OPTIONS AND DISCLOSURES

The following information is provided in relation to the terms of the share options and for the purposes of ASX Listing Rule 10.15:

(a) the options will be issued to Dr Jonson, Chairman and non-executive director of the Company;

(b) the number of options to be issued is 1,000,000;

82-34682

(c) the options will be issued under the Bionomics Limited Employee Share Option Plan for no consideration (but with an exercise price as described below);

(d) each option entitles Dr Jonson to subscribe for a fully paid ordinary share in the Company at a price of A$0.30 per share at any time during the option exercise period. The share options may be exercised during the following periods:

- 200,000 options become exercisable from 18 February 2006;
- 200,000 options become exercisable from 18 February 2007;
- 200,000 options become exercisable from 18 February 2008;
- 200,000 options become exercisable from 18 February 2009; and
- 200,000 options become exercisable from 18 February 2010,

and ending on the date that is five years after the commencement of the period;

(e) the persons listed below being persons referred to in Listing Rule 10.14 have received options under the Bionomics Limited Employee Share Option Plan since the last approval on 11 November 2004 (at the Company's 2004 AGM):

- Dr Deborah Rathjen – 75,000 options;
- Fraser Ainsworth (no longer a director of the Company) – 200,000 options;
- Dr Christopher Henney – 500,000 options;
- Peter Maddern – 500,000 options; and
- Dr George Morstyn – 500,000 options.

All of the options noted above were issued for nil consideration;

(f) the directors of the Company as listed below are each entitled to participate in the Bionomics Limited Employee Share Option Plan:

Dr Peter Jonson
Dr Deborah Rathjen
Dr Christopher Henney
Peter Maddern
Dr George Morstyn

(g) a voting exclusion statement in respect of Resolution 6 is set out in the Notice of Meeting;

(h) there is no loan in relation to the acquisition by Dr Jonson; and

(i) if Resolution 6 is approved, the options are expected to be issued by 1 July 2005 (and in any event by no later than twelve months after the date of this meeting).

The share options will not be quoted on the ASX.

In the event that the share options are exercised, the Company expects that the funds raised will be used for the Company's research and development projects.

Factors Affecting Future Performance

This Explanatory Memorandum contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this Explanatory Memorandum that relate to prospective events or developments, including, without limitation, statements made regarding Neurofit, Iliad, Iliad's or Bionomics' drug discovery programs and diagnostic products are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Explanatory Memorandum.

Adelaide
27 May 2005

82-34682

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82-34682



Bionomics Limited
ABN 53 075 582 740

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9415 4000
Facsimile 61 8 8236 2305
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)



000001
000
BNO
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Bionomics Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X') **OR**



If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Bionomics Limited to be held at 31 Dalgleish Street, Thebarton, South Australia on 27 June 2005 at 10.00am (Adelaide Time) and at any adjournment of that meeting.





IMPORTANT: FOR ITEMS 1,3,4,5 AND 6 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 1,3,4,5 and 6 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1,3,4,5 and 6 and your votes will not be counted in computing the required majority if a poll is called on these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
1.	ASX Listing Rule 7.1 - shares issued as part of Illiad acquisition			
2.	Item 7 of Section 611 of Corporations Act - shares issued to Start-up Australia Ventures as part of Illiad transaction and private placement			
3.	ASX Listing Rule 7.1 - shares issued under private placement			
4.	ASX Listing Rule 7.1 - options issued under private placement			
5.	ASX Listing Rule 10.11 - securities issued to Dr George Morstyn under private placement			
6.	ASX Listing Rule 10.14 - proposed issue of options to Chairman			

The Chairman of the meeting intends to vote undirected proxcies in favour of all resolutions.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

BNO 19PR



82-34682

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am (Adelaide Time) on 27 June 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Bionomics Limited C/- Share Registry - Computershare Investor Services Pty Limited , Level 5, 115 Grenfell Street, Adelaide SA 5000 Australia
BY MAIL	Bionomics Limited C/- Share Registry - Computershare Investor Services Pty Limited, GPO Box 1903, Adelaide SA 5001 Australia
BY FAX	61 8 8236 2305